Exhibit 99.2

FLEET STATUS REPORT NYSE: PACD
As of October 29, 2015
Updates noted in bold

Rig Name(1)	Delivery/Expected Delivery	Water Depth (ft)	Drilling Depth (ft)	Customer	Location	Contract
						Start/Expected Start	Term	Contractual Dayrate (US$000's)	Average Contract Backlog Revenue Per Day (US$000's)	Availability/Expected Availability
Pacific Bora	2010	10,000	37,500	Chevron	Nigeria	26-Aug-2014	2 years	586	602	Sep-16
Pacific Scirocco	2011	12,000	40,000	Total	Nigeria	8-Jan-2015	2 years	499	499	Jan-17
Pacific Mistral	2011	12,000	37,500	—	Aruba	—	—	—	—	Immediate
Pacific Santa Ana	2011	12,000	40,000	Chevron	USGoM	21-Mar-2012	5 years + 38 days	490	552	May-17
Pacific Khamsin	2013	12,000	40,000	Chevron	Nigeria	17-Dec-2013	2 years	660	750	Jan-16
Pacific Sharav	2014	12,000	40,000	Chevron	USGoM	27-Aug-2014	5 years	558	611	Sep-19
Pacific Meltem	2014	12,000	40,000	—	Aruba	—	—	—	—	Immediate
(1) On January 25, 2013, we entered into a contract with Samsung Heavy Industries Co., Ltd (“SHI”) for the construction of the Pacific Zonda, which provided for a delivery date of March 31, 2015 (the “Construction Contract”). On October 29, 2015, we exercised our right to rescind the Construction Contract due to SHI’s failure to timely deliver a vessel that substantially met the criteria required for completion of the vessel in accordance with the Construction Contract and its specifications.

	Historical Actual					Current Guidance Range
Period	4Q2014	1Q2015	2Q2015	3Q2015	4Q2014 - 3Q2015 Average	Full Year 2015
Operating Fleet Average Revenue Efficiency	96.7%	95.2%	95.5%	90.8%	94.6%	93.5% - 95%

FLEET STATUS REPORT NYSE: PACD
As of October 29, 2015

DEFINITIONS & DISCLAIMERS
Dayrate Definition: The dayrates reflected in this Fleet Status Report are the operating dayrates charged to customers, which may include estimated contractual adjustments for changes in operating costs and/or reimbursable cost adjustments for ongoing expenses such as crew, catering, insurance and taxes. The dayrates, however, do not include certain types of non-recurring revenues such as lump sum mobilization payments, revenues earned during mobilizations, revenues associated with contract preparation and other non-recurring reimbursable items such as mobilizations and capital enhancements. Routine and non-routine downtime may reduce the actual revenues recognized during the contract term.
Backlog Definition: Includes firm commitments only, which are represented by signed drilling contracts. We calculate our contract backlog by multiplying the contractual dayrate by the minimum number of days committed under the contracts (excluding options to extend), assuming full utilization, and also include mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the contract.
Revenue Efficiency Definition: Actual contractual dayrate revenue (excludes mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period. The guidance range applies only to our drillships operating on contract and includes our expectations for unplanned downtime, introduction of our new rigs to the fleet and planned events such as inspections.
Forward Looking Statements: Certain statements and information in this Fleet Status Report may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include words or phrases which are generally not historical in nature. Our forward-looking statements are based on current expectations and beliefs. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. All comments concerning expected vessel delivery dates, expectations for durations of contracts, contract backlog, revenues and operating results, operating revenue efficiency and expected availability of vessels are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions or dispositions. Our forward-looking statements involve significant risks and uncertainties (many of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: future levels of offshore drilling activity; outcome of negotiations with the shipyard regarding timing of vessel delivery; changes in worldwide rig supply and demand, competition and technology; our ability to secure and maintain new and existing drilling contracts, including possible cancellation, renegotiation or suspension of drilling contracts as a result of market changes, mechanical difficulties, performance, pending regulatory or other approvals, or other reasons; future client contract opportunities; unplanned or extended downtime and maintenance; expected contract commencement dates and durations; governmental action, civil unrest, public health and terror threats and political and economic uncertainties; relocations, severe weather or hurricanes and other risks associated with offshore rig operations; governmental regulatory, legislative and permitting requirements affecting drilling operations; environmental or other liabilities, risks or losses; our ability to attract and retain skilled personnel on commercially reasonable terms; terrorism, piracy and military action; and the outcome of litigation, legal proceedings, investigations or other claims or contract disputes.
For additional information regarding known material factors that could cause our actual results to differ from our projected results, please see our filings with the SEC, including our Annual Report on Form 20-F and Current Reports on Form 6-K. These documents are available through our website at: www.pacificdrilling.com or through the SEC’s Electronic Data and Analysis Retrieval System at www.sec.gov.
Existing and prospective investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.